SUCCESS HOLDING GROUP INTERNATIONAL INC.

531 Airport North Office Park

Fort Wayne, Indiana

(260) 490-9990

June 9, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Webb

Re:

Success Holding Group International, Inc.

Form 10-K for Fiscal Year Ended February 28, 2014

File No. 333-188563

Form 10-KT for the Transition Period from February 28, 2014 to December 31, 2014

Form 10-Q for the Quarterly Period Ended November 30, 2014

File No. 000-55313

Dear Mr. Webb:

Success Holding Group International, Inc. (the “Company”) hereby submits a response to comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff letter, dated May 12, 2015, addressed to the Company’s Chief Financial Officer, Brian Kistler with respect to the Company’s filings with the Commission referenced above.

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Form 10-Q for the Quarterly Period Ended November 30, 2014

Notes to Consolidated Financial Statements

Note 1 - Organization and Description of Business, page 8

1.

We see you indicated in your response to our prior comment 7 that "The Company intends to have audited financial statements of Launch TV and unaudited pro forma financial information completed as soon as practicable to be filed in an amendment to previously filed 8-K dated November 30, 2014." Please tell us when you expect to file the amended Form 8-K with the referenced financial statements. We will delay our assessment of your response until you have filed all historical and pro forma financial statements for Launch TV required by Article 8 of Regulation S-X.

Response: The Company has been working diligently with the auditors on the completion of the Launch TV audited financial statements. The Company expects to have audited financial statements of Launch TV and unaudited pro forma financial information completed and filed in an amendment to the previously filed 8-K on or about June 12, 2015. Should the Company encounter further delays, it will notify the Staff as such.

1

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Richard Friedman at (212) 930-9700.

Very truly yours,

Success Holding Group International, Inc.

By:	/s/ Brian Kistler
Brian Kistler, CFO